SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 9, 2002

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-1520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)

P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code (916) 355-4000

TABLE OF CONTENTS

Item 5. Other Events

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on September 9, 2002.

Exhibit 99.1 is a GenCorp Inc. press release dated September 9, 2002, which stated that former Colorado Supreme Court Justice Gregory Kellam Scott has joined GenCorp as Senior Vice President, Law; General Counsel and Secretary, replacing William Phillips who will be retiring in accordance with plans he announced in November 2001.

Item 7. Exhibits

Table Item No.	Exhibit Description	Exhibit Number
99	GenCorp Inc.'s press release dated September 9, 2002, which stated that former Colorado Supreme Court Justice Gregory Kellam Scott has joined GenCorp as Senior Vice President, Law; General Counsel and Secretary, replacing William Phillips who will be retiring in accordance with plans he announced in November 2001.	99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By: /s/ Margaret Hastings
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Name: Margaret Hastings
Title: Assistant Secretary

Dated: September 10, 2002